1167638

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051172

REGISTRANT'S NAME Zhejiang Expressway Co., Ltd.

*CURRENT ADDRESS 19/F Zhejiang World Trade Centre
15 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

FILE NO. 82- 5237 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☐ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☒ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: Amy O'Brien

DATE : 1/23/02

01 NOV 13 AM 8:25

HERBERT SMITH

Exchange House
Primrose Street
London EC2A 2HS
Telephone +44 (0)20 7374 8000
Facsimile +44 (0)20 7374 0888
DX 28

**Strictly private and confidential**

Mr. Paul Dudek
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

Your Ref
Our Ref 30821880
Date November 7, 2001

12G3-2B - 82-5237

Dear Mr. Dudek:

**Zhejiang Expressway Co., Ltd. (the "Company") – Rule 12g3-2(b) Exemption**

The following information is presented on behalf of the Company, a joint stock limited liability company incorporated in the People's Republic of China with limited liability, in order to obtain the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") provided pursuant to Rule 12g3-2(b) under the Exchange Act to foreign private issuers.

1. Equity Securities Information

The Company has informed us that its authorized, issued and fully paid share capital as at the date hereof consists of 2,909,260,000 domestic shares and 1,433,854,500 H shares, with par value of Renminbi 1.00 each.

All of the domestic shares of the Company are currently held by Zhejiang Provincial High Class Highway Investment Company Limited, a Chinese state-owned enterprise. The H shares of the Company have a primary listing on the Hong Kong Stock Exchange and secondary listings on the London Stock Exchange and the Berliner Wertpapierbörse (the "Unofficial Regulated Market of the Berlin Stock Exchange")

The most recent public distribution by the Company of its equity shares occurred in May 1997 when the Company distributed all of its H shares to international investors outside the mainland of China and listed its H shares on the Hong Kong Stock Exchange. In connection with such distribution, the Company prepared an offering circular to offer its H shares to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act of 1933. We have been informed by the Company that it has been unable to confirm how many H shares were sold in the United States.

The Company has advised us that it is not possible, without unreasonable effort and expense, for the Company to know the number of holders of its H shares who are residents of the United States because the H shares have a primary listing on the Hong Kong Stock Exchange and secondary listings

2. Foreign Reporting Requirements

Pursuant to the requirements of paragraph (b)(1)(ii) of Rule 12g3-2(b) under the Exchange Act, enclosed as Schedule A is a list of documents which the Company is required to make public pursuant to the laws of the People's Republic of China, or which it is required to distribute to its security holders under applicable Chinese law.

Schedule B contains a similar list of documents which the Company is required to file with the Hong Kong Stock Exchange or the Registrar of Companies in Hong Kong and which are made public by such exchange or registrar, as the case may be, or which it is required to distribute to its security holders under applicable Hong Kong law.

Schedule C contains a list of documents which the Company is required to file with the London Stock Exchange and which are made public by such exchange, or which it is required to distribute to its security holders under applicable English law.

Also set forth in Schedule A, Schedule B and Schedule C is the date or time period within which a particular item is required to be made public, distributed or filed and the regulatory body requiring that such item be made public, distributed or filed.

The H shares have a secondary listing on the Unofficial Regulated Market of the Berlin Stock Exchange. The application for such a secondary listing was made by BSM Wertpapierhandelsgesellschaft mbH (Securities Trading Company) – Berlin Stock Market, a brokerage company admitted to trade on such exchange, to the Unofficial Regulated Market of the Berlin Stock Exchange without prior consultation with or consent from the Company. We have been informed by the Company and the brokerage company that the secondary listing on the Unofficial Regulated Market of the Berlin Stock Exchange does not give rise to any obligations on the part of the Company and that the Company is not required to file any information in connection with such a secondary listing.

3. Information Submitted Herewith

Attached as Schedule D is a list of information considered by the Company to be material pursuant to paragraphs (b)(1)(i) and (b)(3) of Rule 12g3-2(b) under the Exchange Act that the Company:

- has made public pursuant to the laws of the People's Republic of China,
- has filed or is required to file with the Hong Kong Stock Exchange and which was made public by such exchange,
- has filed or is required to file with the London Stock Exchange and which was made public by such exchange, or
- has distributed to its securities holders,

in each case since the beginning of the Company's last fiscal year (January 1, 2000). English-language versions, translations, summaries or descriptions of these documents, as required by

HERBERT SMITH

then the Company will promptly advise you of such fact and furnish you with a revised list after the end of the fiscal year in which such change occurs.

As stated in paragraphs (4) and (5) of Rule 12g3-2(b), the information and documents being furnished hereby pursuant to paragraph (b)(1) of Rule 12g3-2(b) are being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act.

The Company intends to sponsor an unlisted American depositary receipt ("ADR") program with The Bank of New York as depositary in connection with the H shares. A Registration Statement on Form F-6 relating to the ADRs will be filed with the Commission. The Company would like to ensure that the Rule 12g3-2(b) exemption will be in place prior to the filing of the Registration Statement on Form F-6 in connection with the ADRs, which is currently scheduled for early December 2001.

We would appreciate if you would provide us with the Commission file number to be used in connection with the furnishing of future information by the Company pursuant to Rule 12g3-2(b).

If you have any questions in reference to this information, please contact the undersigned at the phone number or e-mail address noted below or Alex Bafi at 011 44 20 7466 2557 (email address: alex.bafi@herbertsmith.com).

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.

Yours sincerely,

**Zuo Zhou**
Direct line 011 44 20 7466 2967
zuo.zhou@herbertsmith.com

## Schedule A

## FILING REQUIREMENTS UNDER CHINESE LAW

| GENERAL PROVISIONS OF FILING |
|---|
| In accordance with Chinese law, the State Administration of Industry & Commerce ("SAIC") is the authority in charge of company registration. The SAIC shall maintain records of the required registration information of a registered company, which information is available to the public. |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| Registration of the establishment of the company<br><br>Information required to be submitted in the initial application for the company registration: name, registered office, legal representative, registered capital, category of the company, scope of business, term of business, name(s) of promoter(s) and the Articles of Association | Apply to the SAIC for registration of the establishment of the company within 30 days after the general meeting approving the incorporation of the company<br><br>Announce such registration publicly within 30 days after SAIC approval |
| Registration of certain changes | |
| a. Amendment to the Articles of Association | Register or file any amendment to the Articles of Association with the SAIC as soon as possible |
| b. Change of name | Apply to the SAIC for registration of the change of name within 30 days after the adoption of resolutions approving the change of name<br><br>Announce the change of name publicly within 30 days after SAIC approval |
| c. Change of registered office | Apply to the SAIC for registration of the change of registered office prior to effecting the change<br><br>Announce the change of registered office publicly |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | Announce the change of legal representative publicly within 30 days after SAIC approval |
| e. Change of registered capital | Increase of registered capital:<br><br>When the company obtains approvals to increase its registered capital by a public issuance of new shares:<br><br>Publish the prospectus for the issue of new shares and the financial statements<br><br>Apply to the SAIC for registration of the increase of registered capital within 30 days after full payment of the subscription price for the new shares<br><br>Announce the increase of registered capital publicly within the 30 days after SAIC approval |
| | Reduction of Registered Capital:<br><br>Make three public newspaper announcements of the reduction of registered capital within 30 days after the resolutions approving the reduction of the registered capital are adopted<br><br>Apply to the SAIC for registration of the reduction of registered capital within 90 days after the resolutions approving such reduction are adopted<br><br>Announce the reduction of registered capital publicly within 30 days after SAIC approval |
| f. Change of scope of business | When a change of scope of business is not required to be approved by the competent government authority:<br><br>Apply to the SAIC for registration of the change of scope of business within 30 days after the resolutions approving the change of the Company's scope of business are adopted |

HERBERT SMITH

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | When a change of scope of business is required to be approved by the competent government authority:<br><br>Apply to the SAIC for registration of the change of scope of business within 30 days after such competent government authority approves the change of scope of business<br><br>Announce the change of scope of business publicly within 30 days after SAIC approval |
| g. Change of category of the company | Apply to the SAIC for registration of the change of category of the company within the required period pursuant to the requirements for establishing a company in such new category<br><br>Announce the change of category of the company publicly within 30 days after SAIC approval |
| h. Change of name of the promoter | Apply to the SAIC for registration of the change of name of the promoter within 30 days after the change of the promoter's name<br><br>Announce the change of name of the promoter publicly within 30 days after SAIC approval |
| i. Merger or spin-off | Make three public newspaper announcements regarding a merger or spin-off within 30 days after the resolutions approving such merger or spin-off are adopted<br><br>Apply to the SAIC for registration of the merger or spin-off within 90 days after the resolutions approving such merger or spin-off are adopted<br><br>Announce the merger or spin-off publicly within 30 days after SAIC approval |
| j. Change of directors, supervisors or general manager | File with the SAIC any change of directors, supervisors or general manager |

HERBERT SMITH

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | shareholders at the head office of the company 20 days before the annual general meeting of the shareholders |
| Annual inspection:<br>Scope of such inspection: the annual inspection report prepared by the company, annual balance sheet, annual income and loss statement and the certified duplicate copy of the business licence of the company | The SAIC conducts an annual inspection of the company between January 1 and April 30 every year |
| Branch:<br>Information required to be stated in the registration application: name, place of business, manager and scope of business | |
| a. Establishment of a branch | Apply to the SAIC for registration of establishment of the branch office within 30 days after the resolutions authorizing the establishment of the branch, or if the approval of the competent government authority is required, within 30 days after such approval is obtained |
| b. Change of name, place of business, manager or scope of business | Apply to the SAIC for registration of the change of name, place of business, manager or scope of business when such change occurs |
| c. Dissolution | Apply to the SAIC to cancel the registration of the branch within 30 days after the resolutions approving dissolution are adopted |
| Reissuance of share certificate to holders of domestic shares | If a registered share certificate of a holder of the company's domestic shares is stolen, lost or destroyed, such shareholder may request the People's Court to announce the ineffectiveness of such share certificate pursuant to announcement procedures under the Civil Procedures Law |
| Liquidation | Make three public newspaper announcements within 60 days after the establishment of a liquidation committee |

## Schedule B

## HONG KONG LISTING RULES DISCLOSURE/REPORTING REQUIREMENTS

| GENERAL OBLIGATION OF DISCLOSURE |
|---|
| The Company must keep the Hong Kong Stock Exchange ("HKSE") informed as soon as reasonably practicable of any information relation to the listed group which:<br>• is necessary to enable the HKSE and the public to appraise the position of the listed group;<br>• is necessary to avoid the establishment of a false market in its securities; and<br>• might reasonably be expected materially to affect market activity in and the price of its securities. |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| **FINANCIAL INFORMATION** | |
| Preliminary statement of annual results | Notify the HKSE immediately after Board approval |
| | Publish in the newspapers on the business day following approval by the Board and in any event not later than four months after the date upon which the financial period ended |
| | Provide the HKSE immediately on publication with the names of the relevant newspapers and the date of publication of the preliminary announcement of annual results |
| Annual report | Send to shareholders not less than 21 days before the date of the Company's annual general meeting and in any event not later than four months after the end of the financial year |
| | Provide 500 copies to the HKSE at same time it is sent to shareholders |
| Preliminary statement of interim results | Notify the HKSE immediately after Board approval |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | Provide the HKSE immediately on publication with the names of the relevant newspapers and the date of publication of the preliminary statement of interim results |
| Interim report | Send to the shareholders not later than three months after the end of the six-month period |
| | Provide 500 copies to the HKSE at same time it is sent to shareholders |
| **BOARD MEETINGS** | |
| Any decision to declare, recommend or pay any dividend or make any other distribution, or any decision not to declare, recommend or pay any dividend | Notify the HKSE of the Board meeting at least 7 clear business days before date of Board meeting, and results immediately after the Board decision |
| **SHARES AND SECURITIES** | |
| Directors Dealings | Director to advise the Company and the HKSE within 5 days, and the Company to enter information in Register of Directors' Interests within 3 days following receipt of information from director |
| Substantial shareholder interest | Substantial shareholder to advise the Company and the HKSE within 5 days, and the Company to enter information in Register of Substantial Shareholders within 3 days following receipt of information from substantial shareholder |
| Purchase of own equity securities | Notify the HKSE immediately and in any event by 9:30 a.m. on the business day following the dealing |
| **ISSUE OF SECURITIES** | |
| Rights issue – results<br><br>Circular (required if shareholder approval is required in relation to a rights issue) | Notify the HKSE immediately<br><br>No timing requirement under the Listing Rules, but in practice it is normally sent to the shareholders at |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| Issue of new securities or the purchase of its own securities resulting in a change in the terms of conversion of any convertible securities or the terms of any options, warrants or similar rights<br><br>Circular (required if shareholder approval is required in relation to the issuance of new securities) | Publish press announcement on effect of any such change prior to the new issue or, if not practicable, as soon as possible thereafter<br><br>No timing requirement under the Listing Rules, but in practice it is normally sent to the shareholders at the same time the notice of the EGM is despatched |
| **NOTIFIABLE TRANSACTIONS**[1] | |
| **Share Transaction** | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |
| Press announcement | Submit draft to the HKSE as soon as possible after the terms of the transaction have been agreed and publish as soon as possible after HKSE approval |
| **Discloseable Transaction** | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |
| Press announcement | Submit draft to HKSE as soon as possible after the terms of the transaction have been agreed and |

[1] Notifiable Transactions are transactions which involve the acquisition or realisation of assets where the relative percentages calculated in accordance with the "four tests" (below) determine which category of transaction is applicable. The "four tests" are as follows:

- the value of assets being acquired/realised divided by the consolidated assets of the listed group;
- the net profit attributed to the assets being acquired/realised divided by the net profit of the listed group;
- the value of the consideration given or received divided by the value of consolidated assets of the listed group; and
- where shares are issued as consideration, the value of the such shares divided by the value of the shares

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | publish as soon as possible after HKSE approval |
| Circular | Send to shareholders within 21 days of press announcement |
| **Major Transaction** | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |
| Press announcement | Submit draft to the HKSE as soon as possible after the terms of the transaction have been agreed and publish as soon as possible after HKSE approval |
| Circular | Send to shareholders within 21 days of press announcement |
| **Very Substantial Acquisition** | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |
| Press announcement | Submit draft to the HKSE as soon as possible after the terms of the transaction have been agreed and publish as soon as possible after HKSE approval |
| Circular | Send to shareholders within 21 days of press announcement |
| **Connected Transaction**[2] | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| Listing Rules, depending on nature of connected transaction) | the terms of the transaction have been agreed and publish as soon as possible after the HKSE approval |
| Circular (if required under Listing Rules, depending on nature of connected transaction) | Send to shareholders within 21 days of press announcement |
| **DOCUMENTS** | |
| 500 copies of all circulars, annual reports, accounts and interim reports | Submit to the HKSE at the same time they are sent to shareholders |
| 7 copies of all documents relating to takeovers, mergers, notices, proxy forms, announcements, etc. | Submit to the HKSE at the same time they are issued |
| 8 certified copies of all shareholders resolutions | Submit to the HKSE within 15 days after they are passed |
| Drafts of announcements, advertisements relating to new issues, documents in relation to takeovers, mergers or offers, and any proposed amendments to its memorandum or articles of association etc. | Submit to the HKSE for review before they are issued |
| **MISCELLANEOUS NOTIFICATIONS** | |
| Closure of transfer books or register of members | Notify the HKSE in writing and publish in the newspapers a notice of closure at least 14 days before such closure |
| Notice of Annual General Meeting | Publish in the newspapers at least one business day before the annual general meeting |
| Any proposed change in the capital structure or decision to change general character or nature of the business of the Company | Notify the HKSE immediately |
| Any decision as to changes to the memorandum and articles of association, to the Board, supervisors, in the rights attaching to any listed securities, or in its secretary | Notify the HKSE immediately |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| The basis of allotment of securities offered to the public, basis of acceptance of excess applications | No later than the morning of the business day after the documents of title are posted |
| Any purchase, sale, drawing or redemption of its securities | Notify the HKSE immediately |
| Upon the Company, or any subsidiary which represents 15% or more of the consolidated net tangible assets or the pre-tax trading profits of the group, appointing a receiver, going into liquidation, compounding with its creditors or taking any similar action | Notify the HKSE immediately |
| Upon the Company becoming aware that fewer than the prescribed minimum number of its securities is in public hands | Notify the HKSE immediately |
| If any of its securities or the securities of any of its subsidiaries become listed on any other stock exchange | Notify the HKSE immediately |
| Notification of equivalent information (Dual listed companies) | At the same time as to another market or stock exchange |

**INFORMATION REQUIRED TO BE FILED WITH/NOTIFIED TO THE REGISTRAR OF COMPANIES UNDER PART XI, COMPANIES ORDINANCE OF HONG KONG**

| | Document/Event | Persons to be informed and Timescale |
|---|---|---|
| (a) | Alteration of the Memorandum and Articles of Association | Must be filed with/notified to the Registrar of Companies within 21 days of the alteration/change or 21 days after the date on which the notice of alteration/change could have been received in Hong Kong in due course of post and if despatched with due diligence |
| (b) | Change of Authorised Representative in Hong Kong | |
| (c) | Change of Registered Office, Principal Place of Business in Hong Kong or Place of Incorporation | |
| (d) | Change of Name | |
| (e) | Change of or change in particulars of directors or company secretary | |
| (f) | Annual Accounts, i.e. Directors' Report, Auditor's Report and Annual Report etc. | Must be filed with the Registrar of Companies at least once in each calendar year and at intervals of not more than 18 months |
| (g) | Annual Return | Must be lodged with the Registrar of Companies once in each calendar year and within intervals of not more than 15 months |
| (h) | Creation of a charge over the Company's property (of any kind) situated in Hong Kong or acquisition of property subject to a charge | Must be notified to the Registrar of Companies within 5 weeks of creation of the charge or acquisition of the property |
| (i) | Release of Charges | Must be notified to the Registrar of Companies |
| (j) | Liquidation | Must notify the Registrar of Companies within 7 days notice of liquidation is received in Hong Kong |

## Schedule C

## GENERAL FILING OBLIGATIONS OF OVERSEAS COMPANIES WITH A SECONDARY LISTING OF SHARES ON THE LONDON STOCK EXCHANGE ("LSE")

| GENERAL OBLIGATION OF DISCLOSURE |
|---|
| • There is a general requirement of accuracy. All reasonable steps must be taken to ensure that all statements, forecasts and information supplied to the UK Listing Authority ("UKLA") or the Company Announcements Office[3] are not misleading and do not omit any material fact;<br><br>• If an obligation to notify the Company Announcements Office arises, and it is not open for business, the information must be distributed to at least two national newspapers in the UK and two newswire services operating in the UK, and then to the Company Announcements Office once it re-opens for business; and<br><br>• If an overseas company is in any doubt as to whether, or to what extent, a continuing obligation applies, then the UKLA must be consulted at an early stage. |

| Document / Event | Persons to be informed and timescale |
|---|---|
| Major new developments in the company's sphere of activity that may lead to a substantial movement in the price of the company's listed securities.<br><br>(Note: If such disclosure might prejudice the company's legitimate interests then the UKLA might grant a dispensation from this requirement) | Company Announcements Office – without delay and before anyone else is notified. |
| Changes in:<br><br>(a) the company's financial position;<br><br>(b) the performance of its business; or<br><br>(c) the company's expectations of its performance<br><br>which if made public would lead to a substantial movement in the price of the company's listed securities.<br><br>(Note: If such disclosure might prejudice the company's legitimate interests then the UKLA might grant a dispensation from this requirement.) | Company Announcements Office – without delay and before anyone else is notified. |

| Document / Event | Persons to be informed and timescale |
|---|---|
| Breach, or likely breach, of confidence in relation to impending developments or matters in the course of negotiation, which could lead to a substantial movement in share price. | Company Announcements Office – without delay. |
| Information given at a shareholders meeting that might lead to a substantial movement in the price of the company's listed securities. | Company Announcements Office – without delay and before the information is announced at the meeting. |
| The same information as given to the foreign stock exchange where the company has its primary listing. | Company Announcements Office – at the same time as the information is revealed to the foreign stock exchange. |
| Any proposed changes in capital structure or rights attaching to any class of share. | Company Announcements Office – without delay. |
| Details of acquisitions and disposals of assets as required by the foreign stock exchange where the company has its primary listing or by the equivalent regulatory body, which regulates it. | Company Announcements Office – without delay. |
| If there is an acquisition or disposal of interests in its shares, such that the holding of that person or entity passes through either 10%, 20%, one third, 50% or two-thirds of the total shareholding, then the following information must be disclosed:<br><br>(a) the size of the holding;<br><br>(b) the identity of the purchaser or disposer; and<br><br>(c) the date that the company became aware of this. | Company Announcements Office – within nine calendar days of the company becoming aware of the acquisition or disposal. |
| Changes in directorate including resignation, retirement, removal, appointment, changes in function or executive responsibilities, must be disclosed. | Company Announcements Office – without delay following the decision or receipt of notice about the change. |
| Preliminary statement of its Annual Results, or of the group if it has a subsidiary. | Company Announcements Office – without delay. |
| Any decision to pay or make (or not pay or make) a dividend. | Company Announcements Office |
| 2 copies of any circular, notice, report or other | UKLA – by airmail or equivalent service |

| Document / Event | Persons to be informed and timescale |
|---|---|
| Annual report and accounts and auditor's report | All holders of its listed securities whose addresses are in the UK.<br><br>To be published within 6 months of the end of the financial period to which they relate. |
| If any listed security is in bearer or quasi-bearer form, information stating where and at what time copies of the annual report, auditor's annual report and accounts can be obtained. | Advertisement in 2 national newspapers published in the UK. |
| Half yearly report including the auditor's report in full and such information required by the UKLA's Listing Rules as follows:<br><br>• net turnover, profit or loss before taxation and extraordinary items, profit or loss after taxation (where the company has paid or proposes to pay an interim dividend), the interim dividend paid or proposed, and comparative figures in respect of previous figures for the corresponding period in the preceding financial year (if the figures not audited, a statement to that effect must be included);<br><br>• explanatory statement including any significant information enabling investors to make an informed assessment on the trend of the company's activities and profit or loss;<br><br>• an indication of any special factor which has influenced those activities and the profit or loss during the period in question;<br><br>• enough information to enable a comparison to be made with the corresponding period in the preceding financial year; and<br><br>• so far as possible, a reference to the company's prospects in the current financial year. | Company Announcements Office<br><br>To be published within 4 months of the end of the financial period to which they relate. |
| Change in accounting reference date | Company Announcements Office – without delay. |
| Shares in public hands falls below 25% of the total | UKLA in writing without delay |

**Schedule D**

**MATERIAL MADE PUBLIC BY THE COMPANY**

(January 1, 2000 – To Date)

| No. | Title | Date Published on Chinese Newspaper | Date Published on South China Morning Post in Hong Kong | Date Published on LSE |
|---|---|---|---|---|
| 1. | Results of Extraordinary General Meeting ("EGM") held on September 28, 2001 | | October 3, 2001 | October 5, 2001 |
| 2. | Dividend Declaration | | | September, 28 2001 |
| 3. | Notice of EGM to be held on September 28, 2001, proxy form and reply slip | | August 13, 2001 | August 13, 2001 |
| 4. | 2001 Interim Results Announcement | | August 13, 2001 | August 13, 2001 |
| 5. | 2001 Interim Results | | August 10, 2001<br><br>Mailed to the shareholders | August 13, 2001 |
| 6. | Announcement on Board Resolutions | | June 4, 2001 | June 4, 2001 |
| 7. | Dividend Declaration | | | April 26, 2001 |
| 8. | Announcement regarding secondary listing of H shares on the Berlin Stock Exchange | | March 28, 2001 | March 28, 2001 |
| 9. | Results of EGM held on March 22, 2001 | March 22, 2001 | March 22, 2001 | March 22, 2001 |
| 10. | Notice of Annual General Meeting ("AGM") to be held on April 26, 2001, proxy form and reply slip | | March 5, 2001 | March 6, 2001 |
| 11. | 2000 Annual Results Announcement | | March 5, 2001 | March 6, 2001 |

| No. | Title | Date Published on Chinese Newspaper | Date Published on South China Morning Post in Hong Kong | Date Published on LSE |
|---|---|---|---|---|
| 13. | Circular regarding proposed A share issuance, connected transaction and proposed amendment to the Articles of Association | | February 26, 2001<br><br>Mailed to the shareholders | February 27, 2001 |
| 14. | Notice of the Board Meeting to be held on March 5, 2001 | | | February 21, 2001 |
| 15. | Notice of EGM to be held on March 22, 2001, proxy form and reply slip | February 5, 2001 | February 5, 2001 | February 5, 2001 |
| 16. | Announcement on connected transaction regarding acquisition of additional interest in Shangsan Expressway | | February 2, 2001 | February 5, 2001 |
| 17. | Proposals regarding the A share issuance, acquisition of interest in Shangsan, amendment to the Articles of Association | January 8, 2001 | January 10, 2001 | January 11, 2001 |
| 18. | Completion and Commencement of Operation of the Shangsan Expressway | | December 27, 2000 | January 2, 2001 |
| 19. | Change of Share Holding | | December 28, 2000 | January 2, 2001 |
| 20. | Announcement regarding interim dividend, acquisition of interest in Shangsan Co. and early repayment of World Bank loans | | September 25, 2000 | September 25, 2000 |
| 21. | Notice of EGM to be held on September 25, 2000, proxy form and reply slip | | August 8, 2000 | |
| 22. | Clarification of Press Articles | | August 3, 2000 | |
| 23. | 2000 Interim Results Announcement | | August 1, 2000 | August 2, 2000 |

| No. | Title | Date Published on Chinese Newspaper | Date Published on South China Morning Post in Hong Kong | Date Published on LSE |
|---|---|---|---|---|
| 25. | Announcement regarding the possible repurchase of some H shares and reduction of the registered capital (English translation) | June 13, 14 and 15, 2000 | | |
| 26. | Dividend Declaration | | | May 30, 2000 |
| 27. | Listing Particulars for the Introduction to the Official List of the UK Listing Authority | | | May 8, 2000 |
| 28. | Notice regarding Introduction to the Official List of the UKLA | | | May 3, 2000 |
| 29. | Notice regarding Introduction to the Official List of the UKLA | | May 2, 2000 | May 2, 2000 |
| 30. | Announcement regarding the acquisition of interest in Joinhands Technology | | April 7, 2000 | |
| 31. | Notice of 1999 Annual General Meeting to be held on May 25, 2000 | | April 7, 2000 | |
| 32. | Conditional general mandates to issue domestic shares and H shares and to repurchase H shares | | April 7, 2000 | |
| 33. | 1999 Annual Report | | March 1, 2000<br><br>Mailed to the shareholders | |
| 34. | Appointment of New Directors, Supervisors and the establishment of an audit committee | | February 29, 2000 | |
| 35. | Announcement of Annual Results for the year ended December 31, 1999 | | February 22, 2000 | |

Exchange House
Primrose Street
London EC2A 2HS
Telephone +44 (0)20 7374 8000
Facsimile +44 (0)20 7374 0888
DX 28

**Strictly private and confidential**

~~Mr. Paul Dudek~~
Ms. Amy O'Brien
Securities and Exchange Commission
Office of International Corporate Finance
Room ~~3094~~4121 (Stop ~~3-2~~0404)
450 Fifth Street NW
Washington DC 20549
~~USA~~

Your Ref
Our Ref 30821880
Date ~~November 7, 2001~~January 18, 2002

Dear ~~Mr~~Ms. ~~Dudek~~O'Brien:

**Zhejiang Expressway Co., Ltd. (the "Company") – Rule 12g3-2(b) Exemption**

The following information is presented on behalf of the Company, a joint stock limited liability company incorporated in the People's Republic of China with limited liability, in order to obtain the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") provided pursuant to Rule 12g3-2(b) under the Exchange Act to foreign private issuers.

1. Equity Securities Information

The Company has informed us that its authorized, issued and fully paid share capital as at the date hereof consists of 2,909,260,000 domestic shares and 1,433,854,500 H shares, with par value of Renminbi 1.00 each.

~~All of~~Among the domestic shares of the Company, 2,432,500,000 domestic shares are currently held by Zhejiang Provincial High Class Highway Investment Company Limited[1], a Chinese state-owned enterprise, and 476,760,000 domestic shares are held by Huajian Transportation Economic Development Center, a Chinese state-owned enterprise[2]. The H shares of the Company have a primary listing on the Hong Kong Stock Exchange and secondary listings on the London Stock Exchange and the Berliner Wertpapierbörse (the "Unofficial Regulated Market of the Berlin Stock Exchange")

50% 1454630000

[1] The Zhejiang Provincial Government is currently implementing a restructuring of its state-owned enterprises. As part of this restructuring, Zhejiang Communications Investment Group Co., Ltd., a state-owned enterprise, was established to operate and manage transportation-related investments at the provincial level. The assets to be operated and managed by Zhejiang Communications Investment Group Co., Ltd. will include the assets of Zhejiang Provincial High Class Highway Investment Company Limited and other state-owned enterprises under the Zhejiang Department of Communication. Accordingly, subject to the approval of the relevant government authorities of the People's Republic of China, Zhejiang Communications Investment Group Co., Ltd. will replace Zhejiang Provincial High Class Highway Investment Company Limited as the owner of 2,432,500,000 domestic shares of the Company.

[2] Until December 26, 2001, Zhejiang Provincial High Class Highway Investment Company Limited held all of the domestic shares of the Company. On December 26, 2001, Zhejiang Provincial High Class Highway Investment Company Limited transferred 476,760,000 domestic shares of the Company to Huajian Transportation Economic Development Center.

The ~~most recent~~only public distribution by the Company of its equity shares occurred in May 1997 when the Company distributed all of its H shares to international investors outside the mainland of China and listed its H shares on the Hong Kong Stock Exchange. In connection with such distribution, ~~the Company prepared an offering circular to offer its~~143,300,000 H shares were sold to 29 qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act of 1933. ~~We have been informed by the Company that it has been unable to confirm how many~~ Annex 1 sets forth a list of these qualified institutional buyers and the number of H shares ~~were sold~~ purchased by each of them. Since that time, residents in the United States~~. The Company has advised us that it is not possible, without unreasonable effort and expense, for the Company to know the number of holders of its~~ could have acquired H shares ~~who are residents of the United States because the H shares have a primary listing~~ in secondary market transactions effected for their accounts on the Hong Kong Stock Exchange ~~and secondary listings on~~, the London Stock Exchange and the Unofficial Regulated Market of the Berlin Stock Exchange~~, and generally are registered in~~ or in privately negotiated transactions.

The Company has inspected its shareholder register as of November 30, 2001 and has found none of the persons listed on its shareholder register to be a person with an address in the United States. However, the Company has identified six holders of record that are nominees. These nominees are HKSCC Nominees Limited, Accap (Nominees) Limited, HSBC Nominees (Hong Kong) Limited, Mars (Nominees) Limited, Arsenton Nominees Limited and Hui Li (HK) Nominees Limited. Annex 2 sets forth the names of ~~banks~~these nominees and their respective holding of H shares. Written inquires were made to each of the six nominees by the Company on December 18, 2001.

HKSCC Nominees Limited has informed the Company that shares registered in the name of HKSCC Nominees Limited represent shares deposited into the central clearing and settlement system ("CCASS") and credited to the stock accounts of the relevant CCASS participants, and, although HKSCC Nominees Limited has no knowledge of the beneficiaries of the shares held by these CCASS participants, it has confirmed that all CCASS participants have a Hong Kong address for correspondence purpose. Accap (Nominees) Limited has confirmed that there is no US shareholder as the final beneficial owner holding shares in the Company registered in the name of Accap (Nominees) Limited. Mars (Nominees) Limited has confirmed that there was no shareholder, who held shares of the Company under Mars (Nominees) Limited, using an address in the US as at November 30, 2001. Arsenton Nominees Limited has informed the Company that Arsenton Nominees Limited is not holding shares in the Company for US shareholders. Hui Li (HK) Nominees Limited has informed the Company that there is no US shareholder who holds shares of the Company in the name of Hui Li (HK) Nominees Limited. HSBC Nominees (Hong Kong) Limited has informed the Company that as at January 2, 2002, there were nine customers on the nominee's records with US addresses on whose behalf HSBC Nominees (Hong Kong) Limited held H shares. HSBC Nominees (Hong Kong) Limited has advised us that it is unable to provide any information on the number of H shares it is holding for these nine customers because of its duty of confidentiality.

The Company's inspection of its shareholder register did not reveal any holders of record that, to the Company's knowledge, were banks, brokers or dealers.

In addition, the Company has collected share ownership data compiled by Thomson Financial/Carson, a financial services provider to the Company. According to the data compiled by Thomson Financial/Carson, as of December 17, 2001, there were 17 holders of H shares with US addresses[3]. Although the Company believes that the data compiled by Thomson Financial/Carson may not be complete, the Company nevertheless believes that such data is accurate with respect to those

[3] The Company understands that Thomson Financial/Carson has collected such data from published reports by various ... required by the rules and regulations governing these companies

shareholders that Thomson Financial/Carson has identified, and is therefore helpful in providing information regarding the number of the Company's shareholders who are residents in the United States. Such data is provided in Annex 3, which sets forth a list of the holders of the Company's H shares with US addresses and the number of H shares held by them.

The Company has thus concluded that, to the best of its knowledge, the number of its shareholders resident in the United States has never reached or exceeded 300 during the period from its initial public offering in Hong Kong in 1997 to present.

2. Foreign Reporting Requirements

Pursuant to the requirements of paragraph (b)(1)(ii) of Rule 12g3-2(b) under the Exchange Act, enclosed as Schedule A is a list of documents which the Company is required to make public pursuant to the laws of the People's Republic of China, or which it is required to distribute to its security holders under applicable Chinese law.

Schedule B contains a similar list of documents which the Company is required to file with the Hong Kong Stock Exchange or the Registrar of Companies in Hong Kong and which are made public by such exchange or registrar, as the case may be, or which it is required to distribute to its security holders under applicable Hong Kong law.

Schedule C contains a list of documents which the Company is required to file with the London Stock Exchange and which are made public by such exchange, or which it is required to distribute to its security holders under applicable English law.

Also set forth in Schedule A, Schedule B and Schedule C is the date or time period within which a particular item is required to be made public, distributed or filed and the regulatory body requiring that such item be made public, distributed or filed.

The H shares have a secondary listing on the Unofficial Regulated Market of the Berlin Stock Exchange. The application for such a secondary listing was made by BSM Wertpapierhandelsgesellschaft mbH (Securities Trading Company) – Berlin Stock Market, a brokerage company admitted to trade on such exchange, to the Unofficial Regulated Market of the Berlin Stock Exchange without prior consultation with or consent from the Company. We have been informed by the Company and the brokerage company that the secondary listing on the Unofficial Regulated Market of the Berlin Stock Exchange does not give rise to any obligations on the part of the Company and that the Company is not required to file any information in connection with such a secondary listing.

3. Information Submitted Herewith

Attached as Schedule D is a list of information considered by the Company to be material pursuant to paragraphs (b)(1)(i) and (b)(3) of Rule 12g3-2(b) under the Exchange Act that the Company:

- has made public pursuant to the laws of the People's Republic of China,
- has filed or is required to file with the Hong Kong Stock Exchange and which was made public by such exchange,
- has filed or is required to file with the London Stock Exchange and which was made public by such exchange, or
- has distributed to its securities holders,

in each case since January 1, 2000, the beginning of the Company's ~~last~~ fiscal year ~~(January 1, 2000)~~ 2000. English-language versions, translations, summaries or descriptions of these documents, as required by paragraph (b)(4) of Rule 12g3-2(b), ~~are~~were enclosed ~~herewith.~~with our previous letter dated November 7, 2001.

The Company has informed us that it will furnish to the Securities and Exchange Commission (the "Commission") on an ongoing basis the information required by subparagraph (b)(1)(iii) of Rule 12g3-2(b). If the requirements for the type of information to be made public undergo any changes, then the Company will promptly advise you of such fact and furnish you with a revised list after the end of the fiscal year in which such change occurs.

As stated in paragraphs (4) and (5) of Rule 12g3-2(b), the information and documents being furnished hereby pursuant to paragraph (b)(1) of Rule 12g3-2(b) are being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act.

The Company intends to sponsor an unlisted American depositary receipt ("ADR") program with The Bank of New York as depositary in connection with the H shares. A Registration Statement on Form F-6 relating to the ADRs will be filed with the Commission. The Company would like to ensure that the Rule 12g3-2(b) exemption will be in place prior to the filing of the Registration Statement on Form F-6 in connection with the ADRs~~, which is currently scheduled for early December 2001.~~.

We would appreciate if you would provide us with the Commission file number to be used in connection with the furnishing of future information by the Company pursuant to Rule 12g3-2(b).

If you have any questions in reference to this information, please contact either of the undersigned at the phone ~~number~~numbers or e-mail ~~address~~addresses noted below~~ or~~.

Yours sincerely,

Alex Bafi ~~at~~
Direct Line 011 44 20 7466 2557 ~~(email address:
alex.bafi@herbertsmith.com).~~

~~Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.~~

~~Yours sincerely,~~

Zuo Zhou
Direct line 011 44 20 7466 2967
zuo.zhou@herbertsmith.com

Sheet No 5
Date ~~November 7, 2001~~January 18, 2002
Letter To ~~Mr. Paul Dudek~~Ms. O'Brien

## Annex 1

Allocation of H shares of Zhejiang Expressway Co., Ltd. to US "qualified institutional buyers" at the time of placement in 1997:

| No. | Institution | Number of H Shares |
|---|---|---|
| 1 | Fidelity | 29,000,000 |
| 2 | Capital Research | 26,000,000 |
| 3 | Scudder | 17,500,000 |
| 4 | Merrill Lynch Asset Management | 10,000,000 |
| 5 | Montgomery Asset Management | 6,000,000 |
| 6 | Warburg Pincus | 6,000,000 |
| 7 | Kingdon | 4,500,000 |
| 8 | Soros | 4,500,000 |
| 9 | Bankers Trust | 4,000,000 |
| 10 | Strong Capital | 3,500,000 |
| 11 | Phoenix | [illegible] |
| 12 | Omega | 3,000,000 |
| 13 | SAC Capital | 2,800,000 |
| 14 | Massachusetts Financial | 2,750,000 |
| 15 | Clay Finlay | 2,700,000 |
| 16 | American Century | 2,400,000 |
| 17 | Aeltus | 2,300,000 |
| 18 | Ardsley | 2,000,000 |
| 19 | EMIC | 2,000,000 |
| 20 | Nicholas Applegate | 2,000,000 |
| 21 | Pioneer | 2,000,000 |
| 22 | Jennison | 1,500,000 |
| 23 | BEA | [illegible] |
| 24 | Lexington | [illegible] |
| 25 | Och-Ziff Capital Cayman | 500,000 |
| 26 | Highbridge | 300,000 |
| 27 | Newport Pacific | [illegible] |
| 28 | Columbus Circle Investors | 200,000 |
| 29 | Drehaus | 150,000 |
| | | |
| | Total: | [illegible] |
| | | |
| | Total number of H shares issued | 1,433,854,500 |

Compiled by the Secretarial Office of Zhejiang Expressway Co., Ltd.

Date: December 17, 2001

Sheet No 6
Date ~~November 7, 2001~~January 18, 2002
Letter To ~~Mr. Paul Dudek~~Ms. O'Brien

## Annex 2

Nominees on the shareholder register of Zhejiang Expressway Co., Ltd. and their respective holding of H shares as of November 30, 2001:

| No. | Name of Nominee | Number of H Shares Held |
|---|---|---|
| 1 | HKSCC Nominees Limited | 1,403,[illegible]499 |
| 2 | Accan (Nominees) Limited | 1,190,000 |
| 3 | HSBC Nominees (Hong Kong) Limited | 3,628,000 |
| 4 | Mars (Nominees) Limited | [illegible]10,000 |
| 5 | Arsenton Nominees Limited | 550,000 |
| 6 | Hui Ei (HK) Nominees Limited | [illegible] |
| | Total | 1,409,938,500 |

Sheet No 7
Date ~~November 7, 2001~~ January 18, 2002
Letter To ~~Mr. Paul Dudek~~ Ms. O'Brien

## Annex 3

US ownership of H shares as of December 17, 2001 compiled by Thomson Financial/Carson in connection with the H shares of Zhejiang Expressway Co., Ltd.:

| No. | Holder | Number of H Shares Held | Filing Date* |
|---|---|---|---|
| 1 | Capital Research & Management | 164,362,000 | 09/30/01 |
| 2 | Newport Pacific Management | [illegible] | 09/30/01 |
| 3 | Boston Company Asset Management, L.L.C. | 31,258,000 | 09/30/01 |
| 4 | Grantham, Mayo, Van Otterloo & Co. L.L.C. (CA) | 4,970,000 | 09/30/00 |
| 5 | Van Eck Associates Corporation | 4,500,000 | 09/30/01 |
| 6 | Matthews International Capital Management, LLC | 3,840,000 | 09/30/01 |
| 7 | Teacher Retirement System of Texas | 3,348,000 | 09/30/01 |
| 8 | Nicholas-Applegate Capital Management | [illegible] | 09/30/01 |
| 9 | Founders Asset Management LLC | 2,504,000 | 06/30/01 |
| 10 | Colonial Management Associates, Inc. | 2,036,000 | 09/30/01 |
| 11 | Banc One Investment Advisors Corporation | 2,000,000 | 09/30/01 |
| 12 | AIG Global Investment Group, Inc. | 1,830,000 | 12/31/00 |
| 13 | J.P. Morgan Investment Management, Inc. | [illegible] | [illegible] |
| 14 | Alliance Capital Management LP | 1,400,000 | 06/30/01 |
| 15 | State Street Global Advisors | 844,000 | 08/31/01 |
| 16 | Federated Investors, Inc. | [illegible] | 09/30/01 |
| 17 | Morgan Stanley Investment Management | 558,000 | 09/30/01 |
| | Total | 270,364,000 | |

*Filing dates are the dates on which information was filed by the respective holders of the H shares.

## Schedule A

## FILING REQUIREMENTS UNDER CHINESE LAW

| GENERAL PROVISIONS OF FILING |
|---|
| In accordance with Chinese law, the State Administration of Industry & Commerce ("SAIC") is the authority in charge of company registration. The SAIC shall maintain records of the required registration information of a registered company, which information is available to the public. |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| Registration of the establishment of the company<br><br>Information required to be submitted in the initial application for the company registration: name, registered office, legal representative, registered capital, category of the company, scope of business, term of business, name(s) of promoter(s) and the Articles of Association | Apply to the SAIC for registration of the establishment of the company within 30 days after the general meeting approving the incorporation of the company<br><br>Announce such registration publicly within 30 days after SAIC approval |
| Registration of certain changes | |
| a. Amendment to the Articles of Association | Register or file any amendment to the Articles of Association with the SAIC as soon as possible |
| b. Change of name | Apply to the SAIC for registration of the change of name within 30 days after the adoption of resolutions approving the change of name<br><br>Announce the change of name publicly within 30 days after SAIC approval |
| c. Change of registered office | Apply to the SAIC for registration of the change of registered office prior to effecting the change<br><br>Announce the change of registered office publicly within 30 days after SAIC approval |
| d. Change of legal representative | Apply to the SAIC for registration of the change of legal representative within 30 days after the adoption of resolutions approving the change of legal representative |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | Announce the change of legal representative publicly within 30 days after SAIC approval |
| e. Change of registered capital | Increase of registered capital:<br><br>When the company obtains approvals to increase its registered capital by a public issuance of new shares:<br><br>Publish the prospectus for the issue of new shares and the financial statements<br><br>Apply to the SAIC for registration of the increase of registered capital within 30 days after full payment of the subscription price for the new shares<br><br>Announce the increase of registered capital publicly within the 30 days after SAIC approval |
| | Reduction of Registered Capital:<br><br>Make three public newspaper announcements of the reduction of registered capital within 30 days after the resolutions approving the reduction of the registered capital are adopted<br><br>Apply to the SAIC for registration of the reduction of registered capital within 90 days after the resolutions approving such reduction are adopted<br><br>Announce the reduction of registered capital publicly within 30 days after SAIC approval |
| f. Change of scope of business | When a change of scope of business is not required to be approved by the competent government authority:<br><br>Apply to the SAIC for registration of the change of scope of business within 30 days after the resolutions approving the change of the Company's scope of business are adopted<br><br>Announce the change of scope of business publicly within 30 days after SAIC approval |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | When a change of scope of business is required to be approved by the competent government authority:<br><br>Apply to the SAIC for registration of the change of scope of business within 30 days after such competent government authority approves the change of scope of business<br><br>Announce the change of scope of business publicly within 30 days after SAIC approval |
| g. Change of category of the company | Apply to the SAIC for registration of the change of category of the company within the required period pursuant to the requirements for establishing a company in such new category<br><br>Announce the change of category of the company publicly within 30 days after SAIC approval |
| h. Change of name of the promoter | Apply to the SAIC for registration of the change of name of the promoter within 30 days after the change of the promoter's name<br><br>Announce the change of name of the promoter publicly within 30 days after SAIC approval |
| i. Merger or spin-off | Make three public newspaper announcements regarding a merger or spin-off within 30 days after the resolutions approving such merger or spin-off are adopted<br><br>Apply to the SAIC for registration of the merger or spin-off within 90 days after the resolutions approving such merger or spin-off are adopted<br><br>Announce the merger or spin-off publicly within 30 days after SAIC approval |
| j. Change of directors, supervisors or general manager | File with the SAIC any change of directors, supervisors or general manager |
| Debt securities issued by the company | Announce publicly the scheme for issuing debt securities after the company obtains the approvals of its application for such issuance from the competent government authorities |
| Annual financial statements | Make the annual reports available for inspection by |

Sheet No 11
Date ~~November 7, 2001~~January 18, 2002
Letter To ~~Mr. Paul Dudek~~Ms. O'Brien

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | shareholders at the head office of the company 20 days before the annual general meeting of the shareholders |
| Annual inspection:<br>Scope of such inspection: the annual inspection report prepared by the company, annual balance sheet, annual income and loss statement and the certified duplicate copy of the business licence of the company | The SAIC conducts an annual inspection of the company between January 1 and April 30 every year |
| Branch:<br>Information required to be stated in the registration application: name, place of business, manager and scope of business | |
| a. Establishment of a branch | Apply to the SAIC for registration of establishment of the branch office within 30 days after the resolutions authorizing the establishment of the branch, or if the approval of the competent government authority is required, within 30 days after such approval is obtained |
| b. Change of name, place of business, manager or scope of business | Apply to the SAIC for registration of the change of name, place of business, manager or scope of business when such change occurs |
| c. Dissolution | Apply to the SAIC to cancel the registration of the branch within 30 days after the resolutions approving dissolution are adopted |
| Reissuance of share certificate to holders of domestic shares | If a registered share certificate of a holder of the company's domestic shares is stolen, lost or destroyed, such shareholder may request the People's Court to announce the ineffectiveness of such share certificate pursuant to announcement procedures under the Civil Procedures Law |
| Liquidation | Make three public newspaper announcements within 60 days after the establishment of a liquidation committee<br><br>Apply to the SAIC for cancellation of registration of the company after completion of the liquidation<br><br>Announce the cancellation of registration publicly within 30 days after SAIC approval |

**Schedule B**

## HONG KONG LISTING RULES DISCLOSURE/REPORTING REQUIREMENTS

| GENERAL OBLIGATION OF DISCLOSURE |
|---|
| The Company must keep the Hong Kong Stock Exchange ("HKSE") informed as soon as reasonably practicable of any information relation to the listed group which:<br>• is necessary to enable the HKSE and the public to appraise the position of the listed group;<br>• is necessary to avoid the establishment of a false market in its securities; and<br>• might reasonably be expected materially to affect market activity in and the price of its securities. |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| **FINANCIAL INFORMATION** | |
| Preliminary statement of annual results | Notify the HKSE immediately after Board approval |
| | Publish in the newspapers on the business day following approval by the Board and in any event not later than four months after the date upon which the financial period ended |
| | Provide the HKSE immediately on publication with the names of the relevant newspapers and the date of publication of the preliminary announcement of annual results |
| Annual report | Send to shareholders not less than 21 days before the date of the Company's annual general meeting and in any event not later than four months after the end of the financial year |
| | Provide 500 copies to the HKSE at same time it is sent to shareholders |
| Preliminary statement of interim results | Notify the HKSE immediately after Board approval |
| | Publish in newspapers on the business day following approval by the Board and in any event not later than three months after the end of the six-month period |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | |
| | Provide the HKSE immediately on publication with the names of the relevant newspapers and the date of publication of the preliminary statement of interim results |
| Interim report | Send to the shareholders not later than three months after the end of the six-month period |
| | Provide 500 copies to the HKSE at same time it is sent to shareholders |
| **BOARD MEETINGS** | |
| Any decision to declare, recommend or pay any dividend or make any other distribution, or any decision not to declare, recommend or pay any dividend | Notify the HKSE of the Board meeting at least 7 clear business days before date of Board meeting, and results immediately after the Board decision |
| **SHARES AND SECURITIES** | |
| Directors Dealings | Director to advise the Company and the HKSE within 5 days, and the Company to enter information in Register of Directors' Interests within 3 days following receipt of information from director |
| Substantial shareholder interest | Substantial shareholder to advise the Company and the HKSE within 5 days, and the Company to enter information in Register of Substantial Shareholders within 3 days following receipt of information from substantial shareholder |
| Purchase of own equity securities | Notify the HKSE immediately and in any event by 9:30 a.m. on the business day following the dealing |
| **ISSUE OF SECURITIES** | |
| Rights issue – results<br><br>Circular (required if shareholder approval is required in relation to a rights issue) | Notify the HKSE immediately<br><br>No timing requirement under the Listing Rules, but in practice it is normally sent to the shareholders at the same time the notice of the extraordinary general meeting ("EGM") is despatched |
| Issue of securities under a general mandate | Publish press announcement on the business day following Board approval |

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | |
| Issue of new securities or the purchase of its own securities resulting in a change in the terms of conversion of any convertible securities or the terms of any options, warrants or similar rights<br><br>Circular (required if shareholder approval is required in relation to the issuance of new securities) | Publish press announcement on effect of any such change prior to the new issue or, if not practicable, as soon as possible thereafter<br><br>No timing requirement under the Listing Rules, but in practice it is normally sent to the shareholders at the same time the notice of the EGM is despatched |
| **NOTIFIABLE TRANSACTIONS**[14] | |
| **Share Transaction** | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |
| Press announcement | Submit draft to the HKSE as soon as possible after the terms of the transaction have been agreed and publish as soon as possible after HKSE approval |
| **Discloseable Transaction** | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |
| Press announcement | Submit draft to HKSE as soon as possible after the |

[14] Notifiable Transactions are transactions which involve the acquisition or realisation of assets where the relative percentages calculated in accordance with the "four tests" (below) determine which category of transaction is applicable. The "four tests" are as follows:

- the value of assets being acquired/realised divided by the consolidated assets of the listed group;
- the net profit attributed to the assets being acquired/realised divided by the net profit of the listed group;
- the value of the consideration given or received divided by the value of consolidated assets of the listed group; and
- where shares are issued as consideration, the value of the such shares divided by the value of the shares previously in issue.

Where the percentage calculated under any of the tests is 100% or more or where the transaction would result in a change in control through the introduction of a majority shareholder or group of shareholders, the transaction constitutes a "Very Substantial Acquisition". Where the percentage is 50% or more, the transaction is a "Major Transaction". Where the percentage is 15% or more, the transaction is a "Discloseable Transaction". Where (i) the transaction is an acquisition of assets, (ii) the percentage is less than 15%, and (iii) the consideration includes securities for which listing is sought, the transaction is a "Share Transaction".

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | terms of the transaction have been agreed and publish as soon as possible after HKSE approval |
| Circular | Send to shareholders within 21 days of press announcement |
| **Major Transaction** | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |
| Press announcement | Submit draft to the HKSE as soon as possible after the terms of the transaction have been agreed and publish as soon as possible after HKSE approval |
| Circular | Send to shareholders within 21 days of press announcement |
| **Very Substantial Acquisition** | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |
| Press announcement | Submit draft to the HKSE as soon as possible after the terms of the transaction have been agreed and publish as soon as possible after HKSE approval |
| Circular | Send to shareholders within 21 days of press announcement |
| **Connected Transaction**[25] | |
| Terms of transaction | Notify the HKSE as soon as possible after the terms have been agreed |
| Draft contracts | Submit to the HKSE if requested |

[25] A connected transaction is generally a transaction between any member of the listed group and a "connected person". A "connected person" includes, inter alia, the directors and substantial shareholders (i.e. shareholders holding 10% or more of the listed company's shares) or any of their "associates" (e.g. spouse and children under 18, a company controlled by such person etc).

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| Press announcement (if required under Listing Rules, depending on nature of connected transaction) | Submit draft to the HKSE as soon as possible after the terms of the transaction have been agreed and publish as soon as possible after the HKSE approval |
| Circular (if required under Listing Rules, depending on nature of connected transaction) | Send to shareholders within 21 days of press announcement |
| **DOCUMENTS** | |
| 500 copies of all circulars, annual reports, accounts and interim reports | Submit to the HKSE at the same time they are sent to shareholders |
| 7 copies of all documents relating to takeovers, mergers, notices, proxy forms, announcements, etc. | Submit to the HKSE at the same time they are issued |
| 8 certified copies of all shareholders resolutions | Submit to the HKSE within 15 days after they are passed |
| Drafts of announcements, advertisements relating to new issues, documents in relation to takeovers, mergers or offers, and any proposed amendments to its memorandum or articles of association etc. | Submit to the HKSE for review before they are issued |
| **MISCELLANEOUS NOTIFICATIONS** | |
| Closure of transfer books or register of members | Notify the HKSE in writing and publish in the newspapers a notice of closure at least 14 days before such closure |
| Notice of Annual General Meeting | Publish in the newspapers at least one business day before the annual general meeting |
| Any proposed change in the capital structure or decision to change general character or nature of the business of the Company | Notify the HKSE immediately |
| Any decision as to changes to the memorandum and articles of association, to the Board, supervisors, in the rights attaching to any listed securities, or in its secretary, auditors or registered address or place of business in Hong Kong | Notify the HKSE immediately |

Sheet No 17
Date ~~November 7, 2001~~January 18, 2002
Letter To ~~Mr. Paul Dudek~~Ms. O'Brien

| Document/Notification | Persons to be informed and Timescale |
|---|---|
| | |
| The basis of allotment of securities offered to the public, basis of acceptance of excess applications | No later than the morning of the business day after the documents of title are posted |
| Any purchase, sale, drawing or redemption of its securities | Notify the HKSE immediately |
| Upon the Company, or any subsidiary which represents 15% or more of the consolidated net tangible assets or the pre-tax trading profits of the group, appointing a receiver, going into liquidation, compounding with its creditors or taking any similar action | Notify the HKSE immediately |
| Upon the Company becoming aware that fewer than the prescribed minimum number of its securities is in public hands | Notify the HKSE immediately |
| If any of its securities or the securities of any of its subsidiaries become listed on any other stock exchange | Notify the HKSE immediately |
| Notification of equivalent information (Dual listed companies) | At the same time as to another market or stock exchange |

Sheet No 18
Date ~~November 7, 2001~~January 18, 2002
Letter To ~~Mr. Paul Dudek~~Ms. O'Brien

**INFORMATION REQUIRED TO BE FILED WITH/NOTIFIED TO THE REGISTRAR OF COMPANIES UNDER PART XI, COMPANIES ORDINANCE OF HONG KONG**

| Document/Event | | Persons to be informed and Timescale |
|---|---|---|
| (a) | Alteration of the Memorandum and Articles of Association | Must be filed with/notified to the Registrar of Companies within 21 days of the alteration/change or 21 days after the date on which the notice of alteration/change could have been received in Hong Kong in due course of post and if despatched with due diligence |
| (b) | Change of Authorised Representative in Hong Kong | |
| (c) | Change of Registered Office, Principal Place of Business in Hong Kong or Place of Incorporation | |
| (d) | Change of Name | |
| (e) | Change of or change in particulars of directors or company secretary | |
| (f) | Annual Accounts, i.e. Directors' Report, Auditor's Report and Annual Report etc. | Must be filed with the Registrar of Companies at least once in each calendar year and at intervals of not more than 18 months |
| (g) | Annual Return | Must be lodged with the Registrar of Companies once in each calendar year and within intervals of not more than 15 months |
| (h) | Creation of a charge over the Company's property (of any kind) situated in Hong Kong or acquisition of property subject to a charge | Must be notified to the Registrar of Companies within 5 weeks of creation of the charge or acquisition of the property |
| (i) | Release of Charges | Must be notified to the Registrar of Companies |
| (j) | Liquidation | Must notify the Registrar of Companies within 7 days notice of liquidation is received in Hong Kong |

**Schedule C**

**GENERAL FILING OBLIGATIONS OF OVERSEAS COMPANIES WITH A SECONDARY LISTING OF SHARES ON THE LONDON STOCK EXCHANGE ("LSE")**

**GENERAL OBLIGATION OF DISCLOSURE**

- There is a general requirement of accuracy. All reasonable steps must be taken to ensure that all statements, forecasts and information supplied to the UK Listing Authority ("UKLA") or the Company Announcements Office[36] are not misleading and do not omit any material fact;
- If an obligation to notify the Company Announcements Office arises, and it is not open for business, the information must be distributed to at least two national newspapers in the UK and two newswire services operating in the UK, and then to the Company Announcements Office once it re-opens for business; and
- If an overseas company is in any doubt as to whether, or to what extent, a continuing obligation applies, then the UKLA must be consulted at an early stage.

| Document / Event | Persons to be informed and timescale |
|---|---|
| Major new developments in the company's sphere of activity that may lead to a substantial movement in the price of the company's listed securities.<br><br>(Note: If such disclosure might prejudice the company's legitimate interests then the UKLA might grant a dispensation from this requirement) | Company Announcements Office – without delay and before anyone else is notified. |
| Changes in:<br><br>(a) the company's financial position;<br><br>(b) the performance of its business; or<br><br>(c) the company's expectations of its performance<br><br>which if made public would lead to a substantial movement in the price of the company's listed securities.<br><br>(Note: If such disclosure might prejudice the company's legitimate interests then the UKLA might grant a dispensation from this requirement.) | Company Announcements Office – without delay and before anyone else is notified. |

[36] The Company Announcements Office is the Company Announcements Office of the LSE, the information dissemination provider approved by the UK Listing Authority.

| Document / Event | Persons to be informed and timescale |
|---|---|
| Breach, or likely breach, of confidence in relation to impending developments or matters in the course of negotiation, which could lead to a substantial movement in share price. | Company Announcements Office – without delay. |
| Information given at a shareholders meeting that might lead to a substantial movement in the price of the company's listed securities. | Company Announcements Office – without delay and before the information is announced at the meeting. |
| The same information as given to the foreign stock exchange where the company has its primary listing. | Company Announcements Office – at the same time as the information is revealed to the foreign stock exchange. |
| Any proposed changes in capital structure or rights attaching to any class of share. | Company Announcements Office – without delay. |
| Details of acquisitions and disposals of assets as required by the foreign stock exchange where the company has its primary listing or by the equivalent regulatory body, which regulates it. | Company Announcements Office – without delay. |
| If there is an acquisition or disposal of interests in its shares, such that the holding of that person or entity passes through either 10%, 20%, one third, 50% or two-thirds of the total shareholding, then the following information must be disclosed:<br>(a) the size of the holding;<br>(b) the identity of the purchaser or disposer; and<br>(c) the date that the company became aware of this. | Company Announcements Office – within nine calendar days of the company becoming aware of the acquisition or disposal. |
| Changes in directorate including resignation, retirement, removal, appointment, changes in function or executive responsibilities, must be disclosed. | Company Announcements Office – without delay following the decision or receipt of notice about the change. |
| Preliminary statement of its Annual Results, or of the group if it has a subsidiary. | Company Announcements Office – without delay. |
| Any decision to pay or make (or not pay or make) a dividend. | Company Announcements Office |
| 2 copies of any circular, notice, report or other document issued in compliance with the requirements of the foreign stock exchange or body regulating that stock exchange. | UKLA – by airmail or equivalent service that is no slower. |

| Document / Event | Persons to be informed and timescale |
|---|---|
| Annual report and accounts and auditor's report | All holders of its listed securities whose addresses are in the UK.<br><br>To be published within 6 months of the end of the financial period to which they relate. |
| If any listed security is in bearer or quasi-bearer form, information stating where and at what time copies of the annual report, auditor's annual report and accounts can be obtained. | Advertisement in 2 national newspapers published in the UK. |
| Half yearly report including the auditor's report in full and such information required by the UKLA's Listing Rules as follows:<br><br>• net turnover, profit or loss before taxation and extraordinary items, profit or loss after taxation (where the company has paid or proposes to pay an interim dividend), the interim dividend paid or proposed, and comparative figures in respect of previous figures for the corresponding period in the preceding financial year (if the figures not audited, a statement to that effect must be included);<br><br>• explanatory statement including any significant information enabling investors to make an informed assessment on the trend of the company's activities and profit or loss;<br><br>• an indication of any special factor which has influenced those activities and the profit or loss during the period in question;<br><br>• enough information to enable a comparison to be made with the corresponding period in the preceding financial year; and<br><br>• so far as possible, a reference to the company's prospects in the current financial year. | Company Announcements Office<br><br>To be published within 4 months of the end of the financial period to which they relate. |
| Change in accounting reference date | Company Announcements Office – without delay. |
| Shares in public hands falls below 25% of the total issued share capital | UKLA in writing without delay |

Sheet No 22
Date ~~November 7, 2001~~January 18, 2002
Letter To ~~Mr. Paul Dudek~~Ms. O'Brien

## Schedule D

## MATERIAL MADE PUBLIC BY THE COMPANY

(January 1, 2000 – To Date)

| No. | Title | Date Published on Chinese Newspaper | Date Published on South China Morning Post in Hong Kong | Date Published on LSE |
|---|---|---|---|---|
| 1. | Results of Extraordinary General Meeting ("EGM") held on September 28, 2001 | | October 3, 2001 | October 5, 2001 |
| 2. | Dividend Declaration | | | September, 28 2001 |
| 3. | Notice of EGM to be held on September 28, 2001, proxy form and reply slip | | August 13, 2001 | August 13, 2001 |
| 4. | 2001 Interim Results Announcement | | August 13, 2001 | August 13, 2001 |
| 5. | 2001 Interim Results | | August 10, 2001<br>Mailed to the shareholders | August 13, 2001 |
| 6. | Announcement on Board Resolutions | | June 4, 2001 | June 4, 2001 |
| 7. | Dividend Declaration | | | April 26, 2001 |
| 8. | Announcement regarding secondary listing of H shares on the Berlin Stock Exchange | | March 28, 2001 | March 28, 2001 |
| 9. | Results of EGM held on March 22, 2001 | March 22, 2001 | March 22, 2001 | March 22, 2001 |
| 10. | Notice of Annual General Meeting ("AGM") to be held on April 26, 2001, proxy form and reply slip | | March 5, 2001 | March 6, 2001 |
| 11. | 2000 Annual Results Announcement | | March 5, 2001 | March 6, 2001 |
| 12. | 2000 Annual Report | | March 5, 2001<br>Mailed to the shareholders | March 6, 2001 |

| No. | Title | Date Published on Chinese Newspaper | Date Published on South China Morning Post in Hong Kong | Date Published on LSE |
|---|---|---|---|---|
| 13. | Circular regarding proposed A share issuance, connected transaction and proposed amendment to the Articles of Association | | February 26, 2001<br><br>Mailed to the shareholders | February 27, 2001 |
| 14. | Notice of the Board Meeting to be held on March 5, 2001 | | | February 21, 2001 |
| 15. | Notice of EGM to be held on March 22, 2001, proxy form and reply slip | February 5, 2001 | February 5, 2001 | February 5, 2001 |
| 16. | Announcement on connected transaction regarding acquisition of additional interest in Shangsan Expressway | | February 2, 2001 | February 5, 2001 |
| 17. | Proposals regarding the A share issuance, acquisition of interest in Shangsan, amendment to the Articles of Association | January 8, 2001 | January 10, 2001 | January 11, 2001 |
| 18. | Completion and Commencement of Operation of the Shangsan Expressway | | December 27, 2000 | January 2, 2001 |
| 19. | Change of Share Holding | | December 28, 2000 | January 2, 2001 |
| 20. | Announcement regarding interim dividend, acquisition of interest in Shangsan Co. and early repayment of World Bank loans | | September 25, 2000 | September 25, 2000 |
| 21. | Notice of EGM to be held on September 25, 2000, proxy form and reply slip | | August 8, 2000 | |
| 22. | Clarification of Press Articles | | August 3, 2000 | |
| 23. | 2000 Interim Results Announcement | | August 1, 2000 | August 2, 2000 |
| 24. | Interim Report 2000 | | July 31, 2000<br><br>Mailed to the shareholders | August 2, 2000 |

| No. | Title | Date Published on Chinese Newspaper | Date Published on South China Morning Post in Hong Kong | Date Published on LSE |
|---|---|---|---|---|
| 25. | Announcement regarding the possible repurchase of some H shares and reduction of the registered capital (English translation) | June 13, 14 and 15, 2000 | | |
| 26. | Dividend Declaration | | | May 30, 2000 |
| 27. | Listing Particulars for the Introduction to the Official List of the UK Listing Authority | | | May 8, 2000 |
| 28. | Notice regarding Introduction to the Official List of the UKLA | | | May 3, 2000 |
| 29. | Notice regarding Introduction to the Official List of the UKLA | | May 2, 2000 | May 2, 2000 |
| 30. | Announcement regarding the acquisition of interest in Joinhands Technology | | April 7, 2000 | |
| 31. | Notice of 1999 Annual General Meeting to be held on May 25, 2000 | | April 7, 2000 | |
| 32. | Conditional general mandates to issue domestic shares and H shares and to repurchase H shares | | April 7, 2000 | |
| 33. | 1999 Annual Report | | March 1, 2000<br>Mailed to the shareholders | |
| 34. | Appointment of New Directors, Supervisors and the establishment of an audit committee | | February 29, 2000 | |
| 35. | Announcement of Annual Results for the year ended December 31, 1999 | | February 22, 2000 | |
| 36. | Notice of EGM | | January 14, 2000 | |